FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of November 2006

B.O.S. Better Online Solutions Ltd.
(Translation of Registrant’s Name into English)

100 BOS Road, Teradyon 20179, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___________

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

PARAGRAPHS 1 THRU 12 OF THE PRESS RELEASE ATTACHED TO THIS FORM 6-K ARE HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT’S REGISTRATION STATEMENTS ON FORM F-3 (NO. 333-130048) AND FORM S-8 (NOS. 333-136957, 333-110696, 333-100971 AND 333-11650), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Attached hereto and incorporated by reference is the following Registrant’s press release:

B.O.S. Better Online Solutions Ltd. Reports Results for the Third Quarter of 2006; Dated November 20, 2006.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

B.O.S. Better Online Solutions Ltd. (Registrant) By: /s/ Shmuel Koren —————————————— Shmuel Koren President and CEO

Dated: November 20, 2006

B.O.S. Better Online Solutions Ltd. Reports Results for the Third Quarter of 2006

TERADYON, Israel – (BUSINESS WIRE) – November 20, 2006 – B.O.S. Better Online Solutions Ltd. (the “Company” or “BOS”) (NASDAQ: BOSC; TASE: BOSC) reported today its results for the third quarter of 2006.

For the convenience of comparing the Revenues and Gross Profit of the third and second quarters of 2006 to the third quarter of 2005, the following table and related discussion refers to these results, on a non-GAAP basis, after excluding the Communication segment and Software Utilities product line, that were sold during 2005:

	Three months ended
	September 30, 2006	June 30, 2006	September 30, 2005

Revenues	$5,298	$4,457	$5,659
Cost of revenues	4,220	3,342	3,899

Gross profit	1,078	1,115	1,760

Revenues for the third quarter of 2006 reflected a 19% growth to $5.3 million, from $4.5 million in the second quarter of 2006 and were lower by 6% from the revenues of the third quarter of 2005 that amounted to $5.7 million.

Gross profit for the third quarter of 2006 was $1.1 million (gross margin of 20%), compared to $1.1 million in the second quarter of 2006 (gross margin of 25%) and $1.8 million (gross margin of 31%) in the third quarter of the year 2005. The decrease in the gross margin in comparison to 2005 is attributed mainly to a change in the mix of sold products, in favor of products with lower gross margins from our Electronic Components segment.

Operating expenses for the third quarter of 2006 were reduced to $1.4 million compared to $1.6 million in the second quarter of 2006 and $2.2 million in the third quarter of the year 2005.

Operating loss for the third quarter of 2006 was reduced to $273 thousand, compared to $457 thousands in the second quarter of 2006 and an income of $356 thousands in the third quarter of 2005.

Financial expenses for the third quarter of 2006 increased to $196 thousands from $128 thousands in the second quarter of 2006 and $38 thousand in the third quarter of the year 2005, which increase is attributed to an increase in the Company’s loans.

Other income net, for the third quarter of 2006, amounted to $32 thousands compared to $609 thousands in the second quarter of 2006, both due to gains attributed to the sales of the Communication segment, and compared to $273 thousands in the third quarter of year 2005, which was attributed to capital gain from the sale of Software Utilities product line.

Equity losses of an affiliated company for the three months ended September 2005 in the amount of $1.5 million, refers to the Company’s investment in Surf Communication Solutions Ltd. (“Surf”). Commencing the fourth quarter of year 2005, the Company ceased to have the ability to exercise significant influence over Surf and, accordingly, the adjusted carrying amount of the investment is accounted for based on the cost accounting method.

Net loss for the third quarter of 2006 amounted to $394 thousands (or -$0.06 basic and diluted loss per share), compared to net income of $37 thousands (or $0.01 basic and diluted profit per share) in the second quarter of 2006 and to net loss of $1,744 thousands (or -$0.28 basic and diluted loss per share) in the third quarter of 2005.

Net loss for the nine months ended September 30 2006, amounted to $220 thousand (or $0.03 basic and diluted profit per share) compared to net loss of $3.6 million (or -$0.69 basic and diluted loss per share) in the nine months ended September 30, 2005.

As of September 30, 2006, the Company’s balance sheet shows financial resources (cash and cash equivalents) of $2.8 million and loans (long and short term) of $5.8 million.

Shmuel Koren, who assumed the role of BOS’ President and CEO on November 1st, stated: “We are moving ahead with our contemplated rights offering, which will support our efforts to expand our divisions and consummate acquisition opportunities. I am optimistic regarding our prospects and look forward to leading the execution of the Company’s strategy towards enhancing shareholders’ value.”

Edouard Cukierman, Chairman of the Board of Directors, added: “Our guidance for the full year of 2006, given in May 2006, according to which we expect revenues to exceed $20 million, remains unchanged. We anticipate the 2006 results to reflect that the Company has neared break even (exclusive of M&A transactions that may transpire).”

About BOS

B.O.S. Better Online Solutions Ltd. (the “Company” or “BOS”) (NASDAQ:BOSC; TASE:BOSC) was established in 1990. Through its wholly owned subsidiaries, BOS activities are focused on two segments:

Electronic Components segment, based on Odem Electronic Technologies 1992 Ltd., providing solutions in RFID, semiconductors, electronic components, CCD, imaging, networking, telecom and automation fields.

Connectivity segment, with products marketed under the BOSaNOVA brand name. These products deliver instant and transparent connectivity from IBM iSeries computers to personal computers, thin clients and browsers.

BOS, www.boscorporate.com is traded on NASDAQ and on the Tel-Aviv stock exchange.

The forward-looking statements contained herein reflect management’s current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties that could cause the actual results to differ materially from those in the forward-looking statements, all of which are difficult to predict and many of which are beyond the control of BOS. These risk factors and uncertainties include, amongst others, the dependency of sales being generated from one or few major customers, the uncertainty of our being able to maintain current gross profit margins, inability to keep up or ahead of technology and to succeed in a highly competitive industry, inability to maintain marketing and distribution arrangements and to expand our overseas markets, uncertainty with respect to the prospects of legal claims against BOS; and additional risks and uncertainties detailed in BOS’ periodic reports and registration statements filed with the U.S. Securities Exchange Commission. BOS undertakes no obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

Contact:
Gelbart-Kahana Public Relations & Investors Relations
Mr. Emanuel Kahana, +972-3-6074717
info@gk-biz.com

BALANCE SHEETS

U.S. dollars in thousands

	September 30, 2006	December 31, 2005
	Unaudited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$2,788	$2,346
Marketable securities	-	1,333
Trade receivables	5,563	5,199
Other accounts receivable and prepaid expenses	804	592
Inventories	3,486	3,323

Total current assets	12,641	12,793

LONG-TERM ASSETS:
Severance pay fund	695	937
Investment in companies	6,631	5,412
Other	54	49

Total long-term assets	7,380	6,398

PROPERTY, PLANT AND EQUIPMENT, NET	549	667

CUSTOMER LIST, NET	1,681	1,836

GOODWILL	952	952

	$23,203	$22,646

	September 30, 2006	December 31, 2005
	Unaudited

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short term bank credit	$3,288	$2,271
Current maturities of long-term bank loans and convertible note	966	354
Trade payables	2,890	3,367
Employees and payroll accruals	328	772
Deferred revenues	223	258
Accrued expenses and other liabilities	645	1,571

Total current liabilities	8,340	8,593

LONG-TERM LIABILITIES:
Bank loans (net of current maturities)	5	17
Convertible note (net of current maturities)	1,523	921
Deferred taxes	377	422
Accrued severance pay	867	1,190

Total long-term liabilities	2,772	2,550

LIABILITIES RELATED TO DISCONTINUED OPERATIONS	237	237

Total shareholders' equity	11,854	11,266

Total liabilities and shareholders' equity	$23,203	$22,646

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except per share data

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31, 2005
	2006	2005	2006	2005
	Unaudited

Revenues	$14,857	$20,801	$5,298	$6,208	$27,053
Cost of revenues	11,460	14,984	4,220	4,386	20,025

Gross profit	3,397	5,817	1,078	1,822	7,028

Operating costs and expenses:
Research and development	410	2,084	121	627	2,608
Less - grants and participation	-	(217)	-	(84)	(296)
Sales and marketing	1,463	2,715	467	797	3,563
General and administrative stock
based compensation	517	258	122	74	311
General and administrative	1,780	2,297	641	764	2,956

Total operating costs and expenses	4,170	7,137	1,351	2,178	9,142

Operating loss	(773)	(1,320)	(273)	(356)	(2,114)
Financial expenses, net	(402)	(360)	(196)	(38)	(448)
Other income, net	899	300	32	273	1,134

Loss before taxes on income	(276)	(1,380)	(437)	(121)	(1,428)
Taxes on income	56	(297)	43	(63)	(204)

Loss after taxes on income	(220)	(1,677)	(394)	(184)	(1,632)
Equity in losses of an affiliated
company	-	(1,720)	-	(1,480)	(1,750)
Minority interest in earnings of
subsidiary	-	(230)	-	(80)	(223)

Net loss	$(220)	$(3,627)	$(394)	$(1,744)	$(3,605)

Basic and diluted net earnings (loss)
per share	$(0.03)	$(0.69)	$(0.06)	$(0.28)	$(0.64)

SEGMENT INFORMATION
U.S. dollars in thousands

	Three months ended September 30, 2006
	Connectivity	Communication*	Electronics Components	Corporate and adjustments	Consolidated

Revenues	$504	$-	$4,794	$-	$5,298

Gross profit	$310	$-	$768	$-	$1,078

Management fee
expenses (income)	$(25)	$-	$(196)	$221	$-

Operating loss	$(27)	$-	$(116)	$(130)	$(273)

	Three months ended September 30, 2005
	Connectivity	Communication*	Electronics Components	Corporate and adjustments	Consolidated

Revenues	$745	$486	$5,002	$(25)	$6,208

Gross profit	$491	$44	$1,287	$-	$1,822

Management fee
expenses (income)	$(37)	$(27)	$(340)	$404	$-

Operating profit (loss)	$24	$(709)	$318	$11	$(356)

	Nine months ended September 30, 2006
	Connectivity	Communication*	Electronics Components	Corporate and adjustments	Consolidated

Revenues	$1,522	$-	$13,335	$-	$14,857

Gross profit	$975	$-	$2,422	$-	$3,397

Management fee
expenses (income)	$(75)	$-	$(522)	$597	$-

Operating loss	$(98)	$-	$(14)	$(661)	$(773)

	Nine months ended September 30, 2005
	Connectivity	Communication*	Electronics Components	Corporate and adjustments	Consolidated

Revenues	$3,306	$2,274	$15,301	$(80)	$20,801

Gross profit	$1,946	$575	$3,296	$-	$5,817

Management fee
expenses (income)	$(165)	$(117)	$(340)	$622	$-

Operating profit (loss)	$97	$(1,857)	$1,023	$(583)	$(1,320)

	Year ended December 31, 2005
	Connectivity	Communication*	Electronics Components	Corporate and adjustments	Consolidated

Revenues	$3,926	$2,954	$20,253	$(80)	$27,053

Gross profit	$2,425	$783	$3,820	$-	$7,028

Management fee
expenses (income)	$(196)	$(154)	$(457)	$807	$-

Operating profit (loss)	$235	$(2,374)	$727	$(702)	$(2,114)

* Communication segment was sold in December 2005.